UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Tropicana Las Vegas Hotel and Casino, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person 1
1.	(a) Names of Reporting Persons. Wells Fargo & Company
(b) Tax ID 41-0449260

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,307,135

6. Shared Voting Power 16,216,824

7. Sole Dispositive Power 1,307,135

8. Shared Dispositive Power 16,216,824

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,216,824

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

CO, HC

* Percentage calculated on the basis of 16,216,824 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2012. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement (as defined in Item 4 below), as of December 31, 2012, Wells Fargo & Company ("Wells Fargo"), as the parent company of Wells Fargo Principal Investments, LLC ("Wells Fargo Principal Investments"), successor to The Foothill Group, Inc. by conversion effective January 1, 2012, Wells Capital Management Inc. ("Wells Capital"), and Wells Fargo Bank, National Association ("Wells Fargo Bank") may be deemed to have aggregate beneficial ownership (with sole voting power and shared voting power and sole dispositive power and shared dispositive power), on a fully converted basis, of 8.29% of the shares of the Class A Common Stock.

Person 2
1.	(a) Names of Reporting Persons. Wells Fargo Principal Investments, LLC
(b) Tax ID 45-4297244

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 1,307,135

6. Shared Voting Power 16,216,824

7. Sole Dispositive Power 1,307,135

8. Shared Dispositive Power 16,216,824

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,216,824

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

OO

* Percentage calculated on the basis of 16,216,824 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2012. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2012, Wells Fargo Principal Investments has beneficial ownership (with sole voting power and sole dispositive power), on a fully converted basis, of 8.06% of the shares of the Class A Common Stock.

Person 3
1.	(a) Names of Reporting Persons. Wells Capital Management Inc.
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 16,216,824

7. Sole Dispositive Power 0

8. Shared Dispositive Power 16,216,824

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,216,824

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

CO, IA

* Percentage calculated on the basis of 16,216,824 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2012. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2012, Wells Capital may be deemed to have aggregate beneficial ownership (with shared voting power and shared dispositive power), on a fully converted basis, of 0.23% of the shares of the Class A Common Stock.

Person 4
1.	(a) Names of Reporting Persons. Wells Fargo Bank, National Association
(b) Tax ID 94-1347393

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 16,216,824

7. Sole Dispositive Power 0

8. Shared Dispositive Power 16,216,824

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,216,824

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100.00%*

12.	Type of Reporting Person (See Instructions)

BK

* Percentage calculated on the basis of 16,216,824 shares of Class A Common Stock issued and outstanding, on a fully converted basis, on December 31, 2012. Not including the shares of Class A Common Stock held by other parties to the Stockholders' Agreement, as of December 31, 2012, Wells Fargo Bank has beneficial ownership (with shared voting power and shared dispositive power), on a fully converted basis, of 0.03% of the shares of the Class A Common Stock.

Item 1.
(a)	Name of Issuer Tropicana Las Vegas Hotel and Casino, Inc. (the "Company")
(b)	Address of Issuer's Principal Executive Offices
3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109
Item 2.
(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Wells Fargo & Co. ("Wells Fargo"), Wells Fargo Principal Investments, LLC ("Wells Fargo Principal Investments"), Wells Capital Management Inc. ("Wells Capital"), and Wells Fargo Bank, National Association ("Wells Fargo Bank" and collectively with Wells Fargo, Wells Fargo Principal Investments, and Wells Capital, the "Reporting Persons")
(b)	Address of Principal Business Office or, if none, Residence
(i) Wells Fargo: 420 Montgomery Street, San Francisco, CA 94104
(ii) Wells Fargo Principal Investments: 2450 Colorado Ave, Suite 3000 West, Santa Monica, CA 90404
(iii) Wells Capital: 420 Montgomery Street, San Francisco, CA 94104
(iv) Wells Fargo Bank: 101 North Phillips Avenue, Sioux Falls, SD 57104
(c)	Citizenship (i) Wells Fargo: Delaware (ii) Wells Fargo Principal Investments: Delaware (iii) Wells Capital: California (iv) Wells Fargo Bank: United States
(d)	Title of Class of Securities Class A Common Stock ("Class A Common")
(e)	CUSIP Number 897085106
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the "Company") on May 28, 2010, all of the Company's stockholders are a party to that certain Stockholders' Agreement, dated as of July 1, 2009 (the "Stockholders' Agreement"), which contains certain agreements as to voting. As a result, all of the Company's stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company's stockholders disclaims beneficial ownership of shares of the Company's capital stock not held directly by such stockholder.

The table below shows the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of the Company's stockholders of all outstanding shares of the Company's capital stock assuming full conversion of all shares of Preferred Stock into Class A Common. The calculations of direct or beneficial ownership are based on 4,662,151 shares of the Class A Common, 750,000 shares of Class A Convertible Participating Preferred Stock ("A1 Preferred"), convertible into 3,000,000 shares of Class A Common (assuming an exchange ratio of 4:1), 545,585 shares of Class A Series 2 Convertible Participating Preferred Stock ("A2 Preferred"), convertible into 2,182,340 shares of Class A Common (assuming an exchange ratio of 4:1), 350,000 shares of Class A Series 3 Convertible Participating Preferred Stock ("A3 Preferred"), convertible into 2,333,333 shares of Class A Common (assuming an exchange ratio of 6.6666667:1), and 403,500 shares of Class A Series 4 Convertible Participating Preferred Stock ("A4 Preferred"), convertible into 4,035,000 shares of Class A Common (assuming an exchange ratio of 10:1), (collectively, "Class A Preferred") that are outstanding as of December 31, 2012.

Information about the Company and ownership of the Company's capital stock provided in the table below and the accompanying notes to the table is based solely on information provided in the public filings of the Company and other materials provided to the Reporting Persons by the Company. The information in the table and the accompanying note (b) is accurate as it relates to Wells Fargo Principal Investments (as defined above). Notwithstanding the information in the table and the accompanying note (k), Wells Capital (as defined above), a wholly-owned, indirect subsidiary of Wells Fargo (as defined above), and a registered investment advisor, may be deemed to have beneficial ownership of 37,172 shares of the Class A Common (consisting of 17,500 shares of Class A Common, 1,956 shares of A1 Preferred and 2,962 shares of A2 Preferred) held by various funds managed by it due to it having voting and investment control over such shares. Each of Wells Fargo and Wells Capital disclaims beneficial ownership of shares of the Company beneficially owned by Wells Capital. In addition, Wells Fargo Bank (as defined above), a wholly-owned direct and indirect subsidiary of Wells Fargo and a national banking association, may be deemed to have beneficial ownership of 5,308 shares of the Class A Common (consisting of 2,500 shares of Class A Common, 279 shares of A1 Preferred and 423 shares of A2 Preferred) due to it having voting and investment control over such shares. Each of Wells Fargo and Wells Fargo Bank disclaims beneficial ownership of shares of the Company beneficially owned by Wells Fargo Bank.

	Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent
Trilliant Gaming Nevada Inc. (a)	13,379,643	82.5
Wells Fargo Principal Investment, LLC (b)	1,307,135	8.1
H/2 Special Opportunities Ltd. And LP (c)	824,629	5.1
Embassy & Co.	100,000	*
Aozora Bank Ltd.	110,000	*
Federal Deposit Insurance Community Bank of Nevada	100,000	*
Pacific Investment Management Company LLC (d)	100,000	*
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund (e)	48,650	*
Deutsche Bank (f)	37,761	*
Newcastle CDO IX I Ltd.	30,000	*
State Street Bank & Trust (g)	29,772	*
Fifth Street Station LLC (h)	21,252	*
Atlantis Funding Ltd.	16,082	*
US Bank NA (i)	14,000	*
General Electric Pension Trust (j)	13,000	*
Ocean Trails CLO II	20,000	*
WG Horizons CLO I	10,000	*
Wells Capital Management, Inc. (k)	9,592	*
Whitehorse V Ltd.	10,000	*
Prospero CLO II BV	8,000	*
EMSEG & Co (l)	5,308	*
Cumberland II CLO Ltd.	5,000	*
Lehman Commercials Paper Inc.	5,000	*
Judy A. Mencher	4,000	*
John Redmond	4,000	*
Michael Ribero	4,000	*
Total:	16,216,824	100.0%
NOTES

*       Represents holding percentage of less than 1%.

(a)     Consists of shares held by Onex Armenco Gaming I LP (1,931,407 shares of Class A Common, 382,623 shares of A1 Preferred, 284,823 shares of A2 Preferred, 179,501 shares of A3 Preferred and 251,598 shares of A4 Preferred), Onex Armenco II LP (223,984 shares of Class A Common, 23,058 shares of A1 Preferred, 18,048 shares of A2 Preferred, 11,258 shares of A3 Preferred and 13,085 shares of A4 Preferred), Onex Armenco Gaming III LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred, and 9,317 shares of A4 Preferred), Onex Armenco Gaming IV LP (45,992 shares of Class A Common, 9,097 shares of A1 Preferred, 6,773 shares of A2 Preferred, 4,268 shares of A3 Preferred, and 5,981 shares of A4 Preferred), Onex Armenco Gaming V LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred, and 9,317 shares of A4 Preferred), Onex Armenco Gaming VI LP (40,054 shares of Class A Common, 7,935 shares of A1 Preferred, 5,906 shares of A2 Preferred, 3,722 shares of A3 Preferred, and 5,217 shares of A4 Preferred), Onex Armenco Gaming VII LP (31,673 shares of Class A Common, 6,274 shares of A1 Preferred, 4,671 shares of A2 Preferred, 2,943 shares of A3 Preferred, and 4,126 shares of A4 Preferred), Onex Armenco Gaming IX LP (27,933 shares of Class A Common, 5,533 shares of A1 Preferred, 4,119 shares of A2 Preferred, 2,596 shares of A3 Preferred, and 3,638 shares of A4 Preferred), Onex Armenco Gaming X LP (678,641 shares of Class A Common, 134,442 shares of A1 Preferred, 100,078 shares of A2 Preferred, 63,071 shares of A3 Preferred, and 88,404 shares of A4 Preferred), and Onex Armenco Gaming XI LP (71,524 shares of Class A Common, 14,170 shares of A1 Preferred, 10,547 shares of A2 Preferred, 6,647 shares of A3 Preferred, and 9,317 shares of A4 Preferred). Trilliant Gaming Nevada Inc. ("Trilliant Gaming") is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming Entities. Each of Mr. Alex Yemenidjian, our Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of our directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming Entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares by parties other than these entities.

(b)     Consists of 502,800 shares of Class A Common, 85,172 shares of A1 Preferred, 45,585 shares of A2 Preferred, 36,946 shares of A3 Preferred, and 3,500 shares of A4 Preferred. Wells Fargo Principal Investments, LLC is wholly-owned subsidiary of Wells Fargo & Company, or Wells Fargo, a diversified financial services company. Wells Fargo may be deemed to have beneficial ownership of shares of the Company held by Wells Fargo Principal Investments, LLC. Each of Wells Fargo and Wells Fargo Principal Investments disclaims beneficial ownership of shares held by any party other than itself.

(c)     Consists of Consists of 294,672 shares of Class A Common, 48,701 shares of A1 Preferred, 40,865 shares of A2 Preferred, and 25,754 shares of A3 Preferred. In May, 2011, H/2 Special Opportunities Ltd. transferred their 290,833 Class Common shares to H/2 Special Opportunities L.P. H/2 Special Opportunities Ltd. is wholly-owned by H/2 Opportunities L.P. and maintains stock holdings upon full conversion totaling 533,796 shares. By virtue of his status as the managing member of H/2 SOGP LLC, which is the general partner of H/2 L.P.; Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 Special Opportunities L.P., H/2 Special Opportunities Ltd., which shares may also be deemed to be beneficially owned by H/2 SOGP LLC and H/2 Special Opportunities L.P.

(d)     Consists of shares held by Pimco Floating Income Fund (50,000 shares of Class A Common), Pimco Cayman Bank Loan Fund (10,000 shares of Class A Common), Portolo CLO Ltd. (20,000 shares of Class A Common) and Southport CLO Ltd. (10,000 shares of Class A Common). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(e)     Consists of 48,650 shares Class A Common. Fidelity Advisor Series 1: Fidelity Advisor Floating Rate High Income Fund ("Fidelity Advisor Series I") is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(f)      Consists of shares of Class A Common held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(g)     Consists of shares held by Blazerman & Co. (5,000 shares of Class A Common and 333 shares of A2 Preferred), Cruiselake & Co. (840 shares of Class A2 Preferred), Deckship & Co. (7,500 shares of Class A Common) and Wateredge & Co. (7,500 shares of Class A Common and 1,270 shares of Class A Preferred). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)     Consists of shares of 10,000 Class A Common, 1,693 shares of A1 Preferred, and 1,120 shares of A2 Preferred.

(i)      Consists of shares of Class A Common held by Veritas CLO 1 Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(j)     Consists of 13,000 shares of Class A Common. GE Capital Debt Advisors ("GECDA") is an investment manager of General Electric Pension trust ("GEPT"). GEPT shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares, though GEPT has a 100% pecuniary interest in the shares reported.

(k)     Consists of shares of 2,500 Class A Common, 1,269 shares A1 Preferred, and 504 shares of A2 Preferred.

(l)     Consists of shares of 2,500 Class A Common, 423 shares of A1 Preferred, and 279 shares of A2 Preferred.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Wells Fargo Principal Investments, Wells Capital, and Wells Fargo Bank are each a wholly-owned subsidiary of Wells Fargo. Wells Fargo Principal Investments, Wells Capital, and Wells Fargo Bank acquired beneficial ownership over the securities being reported on by Wells Fargo. Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 14, 2013

Wells Fargo & Co.

By: /s/ Jane E. Washington

Jane E. Washington, VP Trust Operations

Name/Title

Wells Fargo Principal Investments, LLC

By: /s/ Jeff Nikora

Jeff Nikora, Executive Vice President

Name/Title

Wells Capital Management Inc.

By: /s/ Gabe Ceci

Gabe Ceci, Compliance Manager

Name/Title

Wells Fargo Bank, NA

By: /s/ Kenneth Clews, Catherine Wong

Kenneth Clews, Vice President ; Catherine Wong, Vice President

Name/Title

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 14, 2013

Wells Fargo & Co.

By: /s/ Jane E. Washington

Jane E. Washington, VP Trust Operations

Name/Title

Wells Fargo Principal Investments, LLC

By: /s/ Jeff Nikora

Jeff Nikora, Executive Vice President

Name/Title

Wells Capital Management Inc.

By: /s/ Gabe Ceci

Gabe Ceci, Compliance Manager

Name/Title

Wells Fargo Bank, NA

By: /s/ Kenneth Clews, Catherine Wong

Kenneth Clews, Vice President ; Catherine Wong, Vice President

Name/Title